Exhibit 99.2

SSYS Q3 2015 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ third quarter 2015 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

SLIDE 3: FLS & NON-GAAP DISCLOSURE

SPEAKER: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our third quarter 2015 financial results. On the call with us today are David Reis, CEO, and Erez Simha, CFO and COO of Stratasys.

I remind you that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today’s call, including access to the slide presentation, will also be available and can be accessed through the investor section of our website.

We will begin by reminding everyone that certain statements on this conference call are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continues,” “believes,” “should,” “intended,” “projected,” “guidance,” “preliminary,” “future,” “planned,” “committed,”  and other similar words. These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition, and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, and Harvest Technologies after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; unexpected capital expenditures and changes in liquidity; unexpected changes in the company’s strategy; unexpected changes in government regulations and approvals; unexpected changes in customers’ budgeting priorities; unexpected litigation and regulatory proceedings; further charges to non-cash goodwill and other intangible assets impairment expenses; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission (the “SEC”), and in other reports that the company has filed with or furnished to the SEC on or prior to the date hereof. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this conference call are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, today’s call will include non-GAAP financial measures. These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. We also note that we are not providing any pro forma financial results for acquisitions. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and today’s press release.

Now I would like to turn the call over to our CEO, David Reis. David?

SLIDE 4: OPENING SUMMARY

SPEAKER: David Reis

Good morning everyone, and thank you for joining today’s call.

Our third quarter results are a reflection of the difficult global macro-economic environment that has impacted our performance across all regions, and for most of our product lines, throughout the year.

We believe the current environment is primarily a result of a slowdown in capital equipment investment from customers within our target markets.

In addition, while we believe that overall market penetration in the prototyping market remains low, the segment has matured to an extent that it provides our customers with a wider selection of technologies and services than ever before, resulting in longer sales cycles and increased experimentation by end users.

We also believe the situation has been worsened by the negative impact of excess capacity that followed the two-year period of extraordinary industry expansion that ended in 2014.

Reflecting the low visibility of the current market environment, expected orders did not materialize as expected at the end of the quarter.

The near-term outlook remains difficult as we begin the fourth quarter; and we will respond to these challenges by implementing the adjustments to our cost and operating structure. We expect these adjustments to positively impact 2016.

However, despite these near term challenges, we remain committed to a plan that we believe will help unlock the significant potential within our markets.

This includes our recently announced initiatives to transform our brand positioning and go-to-market strategies, as well as the ongoing development of new capabilities and business models that we believe could transform our markets.

I will return later to the call to provide more details on recent developments and our strategy moving forward, but first, I will turn the call over to our CFO and COO, Erez Simha, who will review the details of our financial results.

Erez?

SLIDE 5: FINANCIAL RESULTS SUMMARY

SPEAKER: Erez Simha

Thank you, David, and good morning, everyone.

As David mentioned, our performance during the third quarter is a reflection of the overall market weakness that has impacted our company across most regions and business units throughout the year.

Total revenue in the third quarter decreased by 18% to $167.6 million when compared to $203.6 million for the same period last year.

On an organic basis, which excludes the impact of acquisitions, revenue declined by 20% in the third quarter when compared to the same period last year; or approximately 16% when calculated on a constant currency basis.

Our core business revenue, which excludes MakerBot and Stratasys Direct Manufacturing, declined by 14% in the third quarter over last year; or approximately 10% on a constant currency basis.

MakerBot product and service revenue declined by 55% in the third quarter relative to last year, driven by the overall market weakness, as well as by the ongoing challenges associated with the restructuring of that business.

Non-GAAP net income for the third quarter was $0.7 million, or $0.01 per diluted share, compared to non-GAAP net income of $30.1 million, or $0.58 per diluted share, reported for the same period last year.

The Company updated the goodwill impairment analysis of all of its reporting units. On the basis of its preliminary analysis, the Company recognized a non-cash goodwill and other intangible assets impairment expense of $910 million in the third quarter, primarily as a result of changes of the Company’s near-term cash flows projections which reflect, among other things, the increased uncertainty in the 3D printing environment. The impairment expense is subject to further adjustments pursuant to conclusion of the preliminary impairment test, which is expected to be completed within the next week and disclosed in the Company’s third quarter financial statements to be filed on Form 6-K.  Finalization of the impairment analysis is expected to occur later in the fourth quarter.

Although we remain confident in our long-term growth prospects, our visibility into our near-term performance remains limited as we begin the fourth quarter.

SLIDE 6: REVENUE

Product revenue in the third quarter decreased by 26% to $118.5 million, as compared to the same period last year.

Within product revenue, system revenue decreased by 37% over the same period last year, with the decline driven primarily by the overall market weakness we discussed previously.

Consumables revenue was flat when compared to the same period last year.

Excluding MakerBot, core consumables revenue grew 3% over last year; or 8% on a constant currency basis.

We believe the slowdown in consumables sales is driven primarily by the recent weakness in hardware sales.

Services revenue in the third quarter increased by 13% to $49.1 million, as compared to the same period last year.

Within service revenue, customer support revenue, which includes the revenue generated mainly by maintenance contracts on our systems, increased by 16% compared to the same period last year.

SLIDE 7: UNIT SALES

The Company sold 5,467 3D printing and additive manufacturing systems during the third quarter, and has sold a total of 141,395 systems worldwide as of September 30, 2015, on a pro forma combined basis.

Unit sales in the third quarter, relative to prior periods, were impacted by lower MakerBot unit sales, as well as the overall impact of the market factors we have outlined previously.

Although systems sales were disappointing, we observed a sequential quarterly improvement in ASPs, as our product mix favors higher-cost systems.

SLIDE 8: GROSS PROFIT

Gross margins declined to 51% for the third quarter, compared to 58% for the same period last year.

The decrease in gross margin over last year was driven primarily by product mix, as sales of our higher margin Connex systems were notably weaker during the period.  In addition, gross margin was impacted by an increase in reserves related to slower moving inventory.

Product gross margin decreased to 59% in the quarter, compared to 63% for the same period last year, reflecting the impact of lower demand.

Service gross margin decreased to 32% in the quarter, as compared to 40% for the same period last year, driven primarily by the inclusion of the Solid Concepts and Harvest Technology acquisitions, as well as an increase in reserves related to slower moving service inventory.

SLIDE 9: OPERATING/NET PROFIT

Operating expenses increased by 9% to $95.2 million for the third quarter, as compared to the same period last year.

Compared to the second quarter of this year, operating expenses declined by 1%, reflecting the impact of lower reseller commissions, and planned cost reductions which were partially offset by higher investment in certain R&D projects, and the ramp-up of our company-wide ERP implementation.

Net R&D expenses increased by 31% in the quarter over last year, to $25.1 million driven by the inclusion of acquired GradCAD expenses, and an increase in internal funding for certain product development projects.

SG&A expenses increased by 3% in the quarter over last year, to $70.1 million but declined by 5% when compared to the second quarter of this year, reflecting the impact of lower reseller commissions and planned cost reductions.

Net income included a tax benefit of $11.3 million, which resulted mainly from the impact of losses incurred in high tax jurisdictions.

SLIDE 10: GEOGRAPHIC MIX

The following slide provides you a breakdown of our geographic sales for the quarter, which reflects the broad-based weakness we have outlined previously.

For our core products and services, which exclude MakerBot and SDM, all regions underperformed in the third quarter relative to expectations.

Our expectations for the remainder of the year are a continuation of these trends, as the challenging market conditions we have observed in 2015 persist.

SLIDE 11: BALANCE SHEET/CASH FLOW

Non-GAAP EBITDA for the third quarter amounted to a loss of $1.5 million.

The Company used $17.9 million in cash from operations during the third quarter, and currently holds approximately $262.4 million in cash, cash equivalents, and short term bank deposits.

The decrease in cash, cash equivalents, and short term bank deposits as compared to $502.6 million at the end of the second quarter, is driven primarily by our recent repayment of our revolving credit facility, and $30.7 million in capital expenditures used for the purchase of fixed assets, which includes payments for our new facility in Israel.

Inventory increased to $140.8 million as compared to $137.4 million at the end of the second quarter of 2015, as lower than expected hardware sales drove an increase in finished goods inventory.

Accounts receivable decreased to $130.7 million, compared to $137.0 million at the end of the first quarter; while DSO on 12-month trailing revenue remained flat, at 64.

SLIDE 12: SUMMARY

In summary,

1.)          Our third quarter results did not meet our expectations, and we are disappointed with our performance.

2.)          We believe our performance was impacted by weaker macro-economic conditions that drove an overall slowdown in capital equipment spending.

3.)          Our near-term visibility remains low as we begin the fourth quarter, as sales cycles have lengthened and pipeline conversion rates have declined when compared to historical levels.

4.)          We will make the adjustments to our operating expenses to align with the current market environment and to emphasize operational efficiency.

5.)          We believe we maintain a conservative balance sheet with sufficient capital to meet future requirements while weathering the current downturn.

6.)          And finally, we remain confident in the long-term growth prospects that we have identified in key verticals and applications; and will remain committed to our growth initiatives and long-term investment plan.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our updated 2015 financial guidance. Shane.

SLIDE 13 & 14: GUIDANCE

SPEAKER: Shane Glenn

Thank you, Erez.

The Company has provided financial guidance for the fourth quarter of 2015 as follows:

1.              Total revenue in the range of $160 to $175 million, with non-GAAP net loss in the range of $9 to $3 million, or ($0.17) to ($0.06) per diluted share.

2.              GAAP net loss of $35.3 to $28.3 million, or ($0.68) to ($0.54) per basic share.

3.              Non-GAAP earnings guidance excludes $17 million of projected amortization of intangible assets; $7 to $7.5 million of share-based compensation expense; $2.5 million in non-recurring expenses related to acquisitions; $4 to $5 million in reorganization and other related costs; and includes $5.2 to $5.7 million in tax expenses related to non-GAAP adjustments.

Finally, at this time we are reviewing our long term operating model, and will provide an update when we begin to observe improved visibility.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release, providing an itemized detail of the non-GAAP financial measures.

Now, I’d like to turn the call back over to David Reis. David?

SLIDE 15: STRATEGIC OVERVIEW

SPEAKER: David Reis

Thank you, Shane.

Our recent performance has not met expectations. We are facing a challenging market environment that requires us to adapt and refocus our strategy as our industry transitions and matures.

Despite near-term challenges, we continue to observe significant potential within our markets, and remain confident in the long-term growth opportunity.

I would like to take a moment to highlight some initiatives that we believe will reinforce our leadership position in the 3D printing and additive manufacturing industry, and ensure that Stratasys is prepared for the future growth opportunities we see ahead.

SLIDE 16: REBRANDING

To strengthen our position, we recently launched a new branding initiative that re-introduces Stratasys to the market.

The goal of our branding initiative is three-fold:

1.)          To take ownership of what our customers, partners, and employees already know: that Stratasys is the industry leader by many metrics, including installed base, intellectual property, R&D investment, new product development, and innovation.

2.)          Secondly, to clearly communicate to the market that Stratasys will provide a total ecosystem of solutions, including hardware, materials, services, and software — with the customer at the center.

3.)          And finally, that Stratasys is THE 3D printing Solutions Company, and that we will work hard to adapt and evolve our organization to take advantage of future growth opportunities within a market that requires a solution-driven approach.

We are very proud of the work we do at Stratasys.

We truly shape lives by revolutionizing the way things are made, and we believe our new branding strategy reflects this position.

SLIDE 17: MARKET SURVEY

We have identified several market trends that we believe support our long-term optimism and future growth prospects within the prototyping and advanced manufacturing markets.

First, we believe that a significant opportunity remains for rapid prototyping applications.

Earlier this year we conducted an extensive market analysis that included the data from 845 respondents to an industry survey that targeted product developers.

Based on our research and that survey, we believe prototyping applications remain a significant opportunity.

We estimate the global prototyping market to be a $10 to $15 billion dollar opportunity, with only 23% of that opportunity currently addressed by additive manufacturing.

Second, we recently released the results of an in-depth industry survey completed by our Stratasys Direct Manufacturing organization.

The report is based on an independent analysis of 700 designers, engineers and executives — 40% of whom are employed by companies with over $50 million in revenue.

The goal was to uncover common themes among companies who are looking to adopt and integrate 3D printing into their manufacturing processes.

Some of the survey findings include a belief that end-use parts will be increasingly designed for additive manufacturing over the next three years.

Additionally, the respondents anticipate the applications with highest levels of growth for additive manufacturing are: tooling and patterns, trial and bridge production parts, and end-use parts.

Also encouraging was the belief by a majority of respondents that regardless of their company’s in-house additive manufacturing resources, they recognize a value in partnering with a service provider to augment internal capabilities.

We believe we are well positioned to capitalize on these emerging trends given our comprehensive portfolio of current and future products.

SLIDE 18: ECOSYSTEM

Our product and service offerings are evolving rapidly, as we seek to better position the Company to provide a complete portfolio of solutions within the design and manufacturing value chain.

Building this comprehensive ecosystem takes time, and over the past several quarters, we have completed several transactions that support this effort, including our acquisition of GrabCAD and The Econolyst.

In addition, we have entered strategic partnerships such as those we recently announced with PTC and Adobe.

Our ecosystem, combined with our new branding strategy, will be on full display at the Formnext 2015 exhibition later this month.

For the first time, we will showcase a combined range of solutions, including industrial PolyJet and FDM 3D Printers and Production Systems, along with MakerBot desktop 3D printers and Solidscape professional systems.

The growing Stratasys ecosystem features design-to-print workflows, 3D printing curriculum, and consultancy offerings through Stratasys Professional Services and Strategic Consulting.

SLIDE 19: GO-TO-MARKET

Over the course of 2015, we have made significant changes in our go-to-market strategy.

In April, we welcomed Joshua Claman to the newly created role of Chief Business Officer, where he oversees the Company’s Marketing, Sales, Service and Channel organizations,

Josh is focused on driving commercial and go-to-market synergies across the company’s different business units.

More recently, we further strengthened our leadership team with the appointment of John Gould, formerly of Dell, as president of North American operations.

He will play a critical role in defining our North American expansion strategy by improving both the customer and channel partner experience.

This includes our more recent initiative to build out a dedicated inside sales team to work with our partners to pursue cross-selling and up-selling opportunities, as well as to execute specific sales campaigns designed to acquire new accounts.

We will continue to collaborate with our current channel partners, with the expectation that they will play a valuable role in helping nurture and grow new customers.

This will include a more effective structure of covering the market, which involves enhancing our ability to support key channel partners through training, certification, sales enablement and joint sales efforts.

Additionally, we continue to pursue our Strategic Accounts Management and Vertical Business Unit initiatives, which are developing new growth opportunities across large organizations; and are targeting markets where our disruptive solutions can unlock value within the manufacturing process.

Many of these changes to our go-to-market approach are underway, and we intend on moving forward with expansion over the next few quarters.

Most importantly, we are already observing results from some of these initiatives.

For example, within our Strategic Account Management initiative in North America, sales grew by 137% in the third quarter compared to the same period last year.

Although the growth is compared to a small base, we believe the performance is impressive considering the challenging macroeconomic environment we observed during the quarter.

SLIDE 20: ADJUSTMENTS TO COST STRUCTURE

We recently initiated additional organizational enhancements and operational improvements at MakerBot.

This included:

1.)          The reorganization and reduction of staff to become more operationally efficient;

2.)          Enhancements to the leadership team, including the hiring of  key executives;

3.)          Consolidation of facilities and reductions in overhead cost, including the centralization of staff; and

4.)          The out-sourcing of production for legacy 4th generation products to a contract manufacturer, which we believe will significantly reduce costs, and allow for greater focus on the development of next-generation products.

We are confident the structural changes will help improve the performance of our MakerBot reporting unit beginning in 2016.

In addition to the restructuring at MakerBot, we are currently evaluating additional adjustments to our costs and operating structure to better align with the current market environment.

SLIDE 21: SUMMARY

In summary:

1.)          Despite our near-term challenges, we continue to observe significant market potential, and remain confident in our long-term growth prospects.

2.)          We have re-launched our brand to reflect our leadership position as THE 3D printing solutions company, and look forward to presenting our comprehensive ecosystem to the market.

3.)          We are augmenting our go-to-market infrastructure with key hires and a vertical-market-focused approach, to better serve our customers’ additive manufacturing needs.

4.)          In light of the current market environment, we are making adjustments to better align expenses with current market conditions, including ongoing restructuring at MakerBot, and an overall emphasis on productivity and efficiency across the entire organization.

5.)          And finally, although we expect market conditions will remain challenging over the near term, we remain committed to our long-term investment plan and growth strategy that focuses on vertical markets and manufacturing-related applications.

Operator, please open the call for questions.

SLIDE 22: Q&A

SPEAKER: David Reis

Thank you for joining today’s call. We look forward to speaking with you again next quarter.

Goodbye.

SLIDE 22 & 23: RECONCILIATION TABLES